Agora, Inc.
Floor 8, Building 12, Phase III of ChuangZhiTianDi
333 Songhu Road Yangpu District, Shanghai
People’s Republic of China

June 22, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-3720

Attention:	Edwin Kim
Jan Woo
Melissa Walsh
Stephen Krikorian

Re:	Agora, Inc. (CIK #0001802883)
Registration Statement on Form F-1 (File No. 333-238960)
Registration Statement on Form 8-A (File No. 001-39340)

Acceleration Request
	Requested Date:	June 25, 2020
	Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Agora, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.
The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).
If there is any change in the acceleration requests set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 883-2524.
The Company understands that Morgan Stanley & Co. LLC and BofA Securities, Inc., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.
[Signature page follows]

Sincerely,

AGORA, INC.

/s/ Jingbo Wang
Jingbo Wang
Chief Financial Officer

[Signature Page to Acceleration Request]